

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 6, 2009

Mr. OC Kim
President
Franklin Wireless Corp.
5440 Morehouse Drive, Suite 1000
San Diego, CA 92121

   Re: Franklin Wireless Corp.
      Item 4.01 Form 8-K/A
      Filed September 29, 2009
      File No. 001-14891

Dear Mr. Kim:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director